Big Cat Energy Corp. 1000 – 201 W. Lakeway Gillette, WY 82718 T 307.685.3122	Transwestern One 215 – 404 N. 31st St. Billings, MT 59101 T 406.255.7190	www.bigcatenergy.com	OTCBB:BCTE

January 14, 2008

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
H. Roger Schwall, Assistant Director
ATTN:  Mellissa Campbell Duru
Mail Stop 7010
450 5th Street NW
WASHINGTON, D.C. 20549

RE:          Big Cat Energy Corporation
Information Statement on Schedule 14C
File No. 0-49870
Filed December 7, 2007

To Whom It May Concern:

In connection with the foregoing filing of Big Cat Energy Corporation (the “Company”), the Company hereby understands and states that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Big Cat Energy Corporation

__/s/__________________________
Richard G. Stifel, CFO